Filed by MeriStar Hotels & Resorts, Inc.
                                       pursuant to Rule 425 under the Securities
                                   Act of 1933 and deemed filed pursuant to Rule
                                14a-12 under the Securities Exchange Act of 1934
                                  Subject Company: Interstate Hotels Corporation
                                                    Commission File No.: 0-26805

FOR IMMEDIATE RELEASE

MERISTAR HOTELS & RESORTS CONTACTS:      INTERSTATE HOTELS CORPORATION CONTACTS:
----------------------------------       --------------------------------------
Melissa Thompson                         Tom Loftus        Lisa O'Connor
Director of Corporate Communications     Media Inquiries   Investor Relations
(202) 295-2228                           (412) 937-3382    (412) 937-3319

Jerry Daly or Carol McCune               Mike Pascale or Rhonda Barnat
Daly Gray Public Relations (Media)       Abernathy MacGregor Group (Media)
(703) 435-6293                           (212) 371-5999


            MERISTAR HOTELS & RESORTS TO MERGE WITH INTERSTATE HOTELS

      NEW COMPANY WILL OPERATE MORE THAN 400 HOTELS WITH OVER 86,000 ROOMS

WASHINGTON,  D.C., AND PITTSBURGH, May 2, 2002--MeriStar Hotels & Resorts (NYSE:
MMH) and Interstate Hotels Corporation (Nasdaq: IHCO), the nation's two largest independent hotel management companies, today announced that they have signed a definitive agreement to merge.

The combined company will be the premier independent hotel operator in the world, operating more than 86,000 rooms in 412 hotels, representing over 30 franchise brands in North America and Europe. The combined company will possess expansive operational and financial resources enabling it to provide state-of-the-art services to hotel owners.

The combined company, to be named Interstate Hotels Corporation, will include BridgeStreet Corporate Housing Worldwide and Doral Resorts & Conference Centers. It will have estimated 2002 pro forma revenues of $340 million, and estimated pro forma EBITDA of $33 million to $35 million. The transaction is valued at approximately $68 million based on MeriStar's closing stock price of $1.21 on May 1, resulting in a total market capitalization of $260 million for the combined company.

The combined company will be headquartered in Washington, D.C. while maintaining a significant operating presence in Pittsburgh. Paul W. Whetsell, MeriStar chairman and chief executive officer, and John Emery, president and chief operating officer, will continue in those roles for the merged company. Interstate's Chairman and Chief Executive Officer Thomas F. Hewitt will serve on the combined company's board of directors. The combined company's board of directors initially will include six members nominated by MeriStar and seven members nominated by Interstate, of which five initially will be representatives from Interstate's Investor Group.

"The merger will create an independent hotel management company with a portfolio of more than 400 properties in the United States, Canada and Russia, which will allow us to achieve significant economies of scale," said Whetsell. "We expect synergistic corporate savings of between $8 million and $10 million on an annualized basis. The merger will be accretive to stockholders in 2002."

Commenting on the merger, Hewitt said, "Since our spin-off from Wyndham International, we have been committed to strengthening the financial structure of our organization and strategically growing the company. We have overwhelmingly concluded that this transaction is in the best interests of our stockholders. We believe the combined company will offer stockholders of both companies a strong platform for future growth.

"In addition, we will be a stronger, more efficient operator, allowing us to generate higher returns for our owners and, as a result, higher management fees for the new company than we could have achieved operating separately," Hewitt said. "Both companies' properties are complementary, and Interstate's presence in Eastern Europe, combined with MeriStar's BridgeStreet Corporate Housing Worldwide division's experience in Western Europe, creates additional growth avenues."

"Both Interstate and MeriStar have a highly focused emphasis on customer service and generating the highest possible returns for their owners," Whetsell said. "Our initial internal mission will be to meld our highly similar operating philosophies into one common culture and focus on associate retention. We expect the transaction to be virtually seamless to employees at our hotels."

TRANSACTION HIGHLIGHTS

In the tax-free, stock-for-stock merger of Interstate into MeriStar, Interstate stockholders will receive 4.6 shares of the surviving company's common stock for each share of the 12.2 million shares of Interstate common stock outstanding and each of the 39.4 million existing shares of MeriStar common stock and operating partnership units will remain outstanding. All Interstate stock options will be converted into options to purchase shares of the combined company.

The consummation of the merger is subject to various conditions, including U.S. antitrust clearance and the respective approvals of the stockholders of Interstate and MeriStar. The stockholders meetings and the closing are expected to occur in the third quarter of 2002. MeriStar or Interstate may each receive from the other a termination fee of $2 million plus up to $500,000 in expenses if the merger agreement is terminated by the other party under various circumstances.

In connection with the transaction, Interstate's Investor Group will convert its Interstate convertible debt and preferred equity into shares of common stock of the combined company and receive a payment of $9.25 million. The Investor Group and Interstate senior management have committed to vote in favor of the merger their Class A common stock, which will constitute approximately 57 percent of Interstate's common stock expected to be outstanding at the time of the Interstate stockholders meeting. Oak Hill Capital Partners and its affiliates and MeriStar management, which collectively own 22 percent of MeriStar common stock, have agreed to vote their shares in favor of the merger.

The respective boards of directors approved the transaction yesterday. The Interstate board action was based in part upon the recommendation of its Special Committee of independent directors. Each board received a fairness opinion from its respective financial advisor. Salomon Smith Barney advised MeriStar in the transaction and Merrill Lynch advised Interstate.

GROWTH STRATEGIES AND TRANSACTION BENEFITS

"Due to economies of scale, a larger customer base, and an improved capital structure, the merged company will have expanded avenues of growth," Emery said. "The new company will have a real estate joint venture in place to acquire $300 million to $500 million of hotel assets, and up to $50 million of cash and availability on its line of credit to participate in joint ventures."

The hotel management business unit will use its expanded resources to provide current and prospective owners with a wide array of improved services and benefits, including Internet-based business information systems providing real-time data for better yield management and cost control; broader electronic and direct sales resources, including more than 2,000 sales professionals; increased cost efficiency through national purchasing; and capital for co-investments and joint ventures.

BridgeStreet's growth will be gained through expansion of its national client base and European operations, as well as its recently established licensing program for North American markets.

Doral Resorts & Conference Centers will grow through new management contracts that leverage the strength of the Doral name and a central reservations system.

CAPITAL STRUCTURE

A new $113 million senior credit facility will replace the existing revolving credit facilities of both companies. The facility, for which credit commitments have been received, will have a three-year term loan and a three-year revolver with a one-year option to extend. The interest rate on the facility will range from LIBOR + 300 basis points to LIBOR + 450 basis points, based on certain financial covenant levels. Total debt outstanding, net of cash, is expected to be $135 million at closing. Emery commented, "The merger significantly improves our capital structure due to the conversion of Interstate's $25 million of convertible notes and $7.25 million of convertible preferred stock into shares of common stock of the combined company prior to closing."

Upon completion of the merger, the combined company is expected to have approximately 105 million common shares and operating partnership units outstanding.

CONFERENCE CALL

MeriStar and Interstate will hold a joint conference call at 2 p.m. ET today to discuss in greater detail the merger of the two companies. The conference call will feature Paul W. Whetsell, chairman and chief executive officer, MeriStar Hotels & Resorts; Thomas F. Hewitt, chairman and chief executive officer of Interstate Hotels; and John Emery, president and chief operating officer of MeriStar Hotels & Resorts. A simultaneous webcast of the conference call will be available at MeriStar's Web site, www.meristar.com, and at www.streetevents.com.

ABOUT THE NEW COMPANY

The new company will combine MeriStar's 277 managed hotels with Interstate's 135 properties, giving it more than twice those of its nearest competitor in terms of properties and three times the size in number of rooms. The combined company will be the largest independent operator of full-service Marriott, Hilton and Sheraton hotels, operating properties in 45 states, the District of Columbia, Canada and Russia.
The company also will include MeriStar's BridgeStreet Corporate Housing Worldwide division with more than 3,300 units in the United States, Canada and Europe.

ABOUT INTERSTATE

Interstate Hotels Corporation operates 135 hotels with more than 28,000 rooms in 36 states, the District of Columbia, Canada and Russia. For more information, visit www.interstatehotels.com.

ABOUT MERISTAR

 MeriStar Hotels & Resorts operates 277 hospitality properties with more than 58,000 rooms in 42 states, the District of Columbia, and Canada, including 54 properties managed by Flagstone Hospitality Management, a subsidiary of MeriStar Hotels & Resorts. BridgeStreet Corporate Housing Worldwide, a MeriStar subsidiary, is one of the world's largest corporate housing providers, offering upscale, fully furnished corporate housing throughout the United States, Canada, the United Kingdom, France and 35 additional countries through its network partners. For more information about MeriStar, visit the company's Web site: www.meristar.com.

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS," WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, ABOUT THE COMPANIES, INCLUDING THOSE STATEMENTS REGARDING FUTURE OPERATING RESULTS AND THE TIMING AND COMPOSITION OF REVENUES, AMONG OTHERS, AND STATEMENTS CONTAINING WORDS SUCH AS "EXPECTS," "BELIEVES" OR "WILL," WHICH INDICATE THAT THOSE STATEMENTS ARE FORWARD-LOOKING. EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING THE CURRENT SLOWDOWN OF THE NATIONAL ECONOMY, ECONOMIC CONDITIONS GENERALLY AND THE REAL ESTATE MARKET SPECIFICALLY, THE IMPACT OF THE EVENTS OF SEPTEMBER 11, 2001, LEGISLATIVE AND REGULATORY CHANGES, AVAILABILITY OF DEBT AND EQUITY CAPITAL, INTEREST RATES, COMPETITION, SUPPLY AND DEMAND FOR LODGING FACILITIES IN OUR CURRENT AND PROPOSED MARKET AREAS AND THE POTENTIAL DE-LISTING OF MERISTAR HOTELS & RESORTS BY THE NYSE. ADDITIONAL RISKS ARE DISCUSSED IN THE COMPANIES' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANIES' ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR PROVINCE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS. MERISTAR PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION. THE FORM S-4 WILL CONTAIN A PROSPECTUS, A PROXY STATEMENT, AND OTHER DOCUMENTS FOR THE STOCKHOLDERS' MEETINGS OF MERISTAR AND INTERSTATE AT WHICH TIME THE PROPOSED TRANSACTION WILL BE CONSIDERED. MERISTAR AND INTERSTATE PLAN TO MAIL THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE FORM S-4 TO THEIR RESPECTIVE STOCKHOLDERS. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT MERISTAR, INTERSTATE, THE MERGER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, PROXY STATEMENT AND PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. A COPY OF THE MERGER AGREEMENT WILL BE FILED WITH THE SEC BY BOTH MERISTAR AND INTERSTATE. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO THE MERISTAR AND INTERSTATE CONTACT ADDRESSES SET FORTH IN THIS PRESS RELEASE.

IN ADDITION TO THE FORM S-4, THE PROXY STATEMENT, AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER, BOTH MERISTAR AND INTERSTATE ARE OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

MeriStar will be, and certain other persons named below may be, soliciting proxies from MeriStar's stockholders in favor of the transaction. Some of the directors and executive officers of MeriStar and some of the directors and executive officers of Interstate may be deemed to be participants in MeriStar's solicitation of proxies.

The participants in the solicitation include the following directors, officers and employees of MeriStar:

Name                               TITLE

Paul W. Whetsell                   Chairman of the Board of Directors and
                                   Chief Executive Officer
Steven D. Jorns                    Vice Chairman of the Board of Directors
John Emery                         President, Chief Operating Officer and
                                   Director
J. Taylor Crandall                 Director
Leslie R. Doggett                  Director
Kent R. Hance (2)                  Director
S. Kirk Kinsell (1)                Director
James B. McCurry (1) (2)           Director
James R. Worms (1)                 Director
James A. Calder                    Chief Financial Officer and Chief Accounting
                                   Officer
Robert Morse                       President - Hotels & Resorts
Bruce G. Wiles                     Chief Investment Officer
Christopher L. Bennett             Senior Vice President and General Counsel
Bruce Riggins                      Director of Finance
Melissa Thompson                   Director of Corporate Communications

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

In addition, Daly Gray Public Relations is participating in the solicitation.

Some of the participants in the solicitation have interests in the merger and associated transactions, some of which may differ from, or may be in addition to, those of MeriStar's stockholders generally:

o In connection with the merger, some of MeriStar's senior officers, including Messrs. Whetsell and Emery, will become senior officers of Interstate, the publicly-traded company that will result from the merger.

o In addition, under the terms of MeriStar's employee stock option plan, the merger will cause all of the options issued under that plan to vest.

o None of the directors or officers of MeriStar holds more than 1.0% of the outstanding common stock of MeriStar except for Messrs. Crandall (3.4%), Jorns (3.6%) and Whetsell (2.3%). All percentages are as of April 30, 2002.

o Messrs. Whetsell, Jorns, Emery, Morse and Calder have employment agreements with MeriStar under which each will receive additional lump-sum severance benefits upon a termination of his employment following a change of control of MeriStar. Under the employment agreements of Messrs. Whetsell, Jorns and Emery, each will also be entitled to excise tax reimbursement upon such termination. The merger would constitute a change of control for purposes of these employment agreements. For more information regarding the severance provisions of the employment agreements of Messrs. Whetsell, Emery, Morse and Calder, please refer to Item 11 of MeriStar's Annual Report on Form 10-K for the year ended December 31, 2001, as amended on April 30, 2001, under the caption "Employment Agreements--Certain Severance Benefits." The terms of Mr. Jorns' employment agreement are substantially similar to those of Mr. Emery's.